Exhibit 1

Media Relations Daniel Suárez +57 (1) 603-9079 daniel.suarezm@cemex.com	Investor Relations Patricio Treviño +57 (1) 603-9823 patricio.trevinog@cemex.com

CEMEX LATAM HOLDINGS REPORTS

SECOND-QUARTER 2013 RESULTS

•	CLH reports an operating EBITDA year-over-year growth of 16% during the second quarter with an operating EBITDA margin expansion of 2.8 percentage points, reaching a record level of 38.5%

BOGOTÁ, COLOMBIA, JULY 24, 2013 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$431 million during the second quarter of 2013, an increase of 8% versus the pro forma second quarter of 2012. Operating EBITDA increased by 16% during the quarter to US$166 million versus the pro forma second quarter in 2012. Adjusting for the additional business days and foreign exchange fluctuations during the quarter, net sales and operating EBITDA increased by 9% and 16%, respectively, compared with the pro forma second quarter of 2012.

CLH’s Financial and Operational Highlights

•	The increase in consolidated net sales was mainly due to higher volumes, driven by improved construction activity, and higher prices.

•	Operating EBITDA, adjusting for the additional business days and foreign exchange fluctuations during the quarter, increased by 16% versus the pro forma second quarter in 2012.

•	Free cash flow after maintenance capital expenditures during the quarter reached US$90 million.

Carlos Jacks, CEO of CLH, said, “We are very pleased with the favorable results in the second quarter, as evidenced by the record level of operating EBITDA margin that reached 38.5%. We are also very encouraged with the results seen so far in connection with our new strategy based on commercial solutions that are allowing us to capture incremental value. Our solid operating performance has resulted in a strong free cash flow generation that, going forward, should contribute to strengthen our business strategy, finance our expansion projects and reduce our indebtedness.”

Consolidated Corporate Results

During the second quarter of 2013, controlling interest net income was a gain of US$115 million.

Net debt was US$1.4 billion at the end of the quarter.

Geographical Markets Second Quarter 2013 Highlights

Operating EBITDA in Colombia increased 12% to US$103 million versus US$92 million in the second quarter of 2012, with an increase of 6% in net sales reaching US$238 million.

In CLH’s operations in Panama, operating EBITDA increased 14% reaching US$40 million during the quarter. Net sales reached US$81 million in the second quarter of 2013, an increase of 8% compared with the same period in 2012.

In Costa Rica, operating EBITDA reached US$19 million for the quarter, 37% higher than the same period last year. Net sales increased 28% to US$42 million, compared with US$33 million in the second quarter of 2012.

In the Rest of CLH net sales in the second quarter of 2013 reached US$74 million. Operating EBITDA increased by 7% to US$21 million for the quarter versus the comparable period in 2012.

CEMEX Latam Holdings is a regional leader in the building solutions industry that provides high-quality products and reliable service to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CEMEX Latam Holdings’ mission is to encourage the development of the countries where it operates through innovative building solutions that foster well-being.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

For convenience of the reader the 2012 pro forma consolidated financial information was adjusted to reflect the additional results of the operating subsidiaries for three and six months periods ended June 30, 2012 and reflect the 5% corporate charges and royalties agreement entered into by CLH with CEMEX. Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are presented on a consolidated basis in 2012 based on the financial statements of CLH’s subsidiaries prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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